November 30, 2016

BY EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C.  20549

Re:	Resolute Energy Corporation Registration Statement on Form S-3 (File No. 333-214480)

Ladies and Gentlemen:

        Pursuant to Rule 461 under the Securities Act of 1933, as amended, Resolute Energy Corporation (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement, so that it may become effective at 4:00 p.m. Eastern Time on December 2, 2016, or as soon thereafter as practicable.

Very truly yours,

By:	/s/ Michael N. Stefanoudakis
Name:	Michael N. Stefanoudakis
Title:	Senior Vice President, General Counsel and Secretary